SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

E2open, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29788A104

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP NO. 29788A104	13 G	Page 2 of 11

1	NAME OF REPORTING PERSONS JK&B Capital IV, L.P. (“JK&B”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 36-4423906
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,357,424 shares, except that JK&B Management IV, L.P., (“JK&B Management”), the general partner of JK&B, may be deemed to have sole power to vote these shares, JK&B Capital IV, L.L.C. (“JK&B Capital”), the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and David Kronfeld (“Kronfeld”), the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,357,424 shares, except that JK&B Management, the general partner of JK&B, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,357,424(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2012 and does not include the pro rata distribution of 1,357,424 shares of Common Stock by the Reporting Person on January 22, 2013 (the “JK&B Distribution”). Following the JK&B Distribution, the Reporting Person does not beneficially own any shares of the Issuer’s Common Stock.

(2)

Based on 25,063,615 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2012, filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2013.

CUSIP NO. 29788A104	13 G	Page 3 of 11

1	NAME OF REPORTING PERSONS JK&B Capital IV QIP, L.P. (“JK&B QIP”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 36-4446434
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

117,963 shares, except that JK&B Management, the general partner of JK&B QIP, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

117,963 shares, except that JK&B Management, the general partner of JK&B QIP, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,963(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2012 and does not include the pro rata distribution of 117,963 shares of Common Stock by the Reporting Person on January 22, 2013 (the “JK&B QIP Distribution”). Following the JK&B QIP Distribution, the Reporting Person does not beneficially own any shares of the Issuer’s Common Stock.

(2)

Based on 25,063,615 shares of the Issuer’s Common Stock outstanding as November 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2012, filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2013.

CUSIP NO. 29788A104	13 G	Page 4 of 11

1	NAME OF REPORTING PERSONS JK&B Management IV, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 36-4423904
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,475,387 shares, of which 1,357,424 are directly owned by JK&B and 117,963 are directly owned by JK&B QIP. JK&B Management, the general partner of both JK&B and JK&B QIP, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,475,387 shares, of which 1,357,424 are directly owned by JK&B and 117,963 are directly owned by JK&B QIP. JK&B Management, the general partner of both JK&B and JK&B QIP, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,387(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2012 and does not include the pro rata distributions of 1,357,424 shares of Common Stock by JK&B on January 22, 2013 (the “JK&B Distribution”) and 117,963 shares of Common Stock by JK&B QIP on January 22, 2013 (the “JK&B QIP Distribution” and together with the JK&B Distribution, the “Distributions”). Following the Distributions, the Reporting Person does not beneficially own any shares of the Issuer’s Common Stock.

(2)

Based on 25,033,463 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2012, filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2013.

CUSIP NO. 29788A104	13 G	Page 5 of 11

1	NAME OF REPORTING PERSONS JK&B Capital IV, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 36-4458093
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,475,387 shares, of which 1,357,424 are directly owned by JK&B and 117,963 are directly owned by JK&B QIP. JK&B Management, the general partner of both JK&B and JK&B QIP, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,475,387 shares, of which 1,357,424 are directly owned by JK&B and 117,963 are directly owned by JK&B QIP. JK&B Management, the general partner of both JK&B and JK&B QIP, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,387(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2012 and does not include the pro rata distributions of 1,357,424 shares of Common Stock by JK&B on January 22, 2013 (the “JK&B Distribution”) and 117,963 shares of Common Stock by JK&B QIP on January 22, 2013 (the “JK&B QIP Distribution” and together with the JK&B Distribution, the “Distributions”). Following the Distributions, the Reporting Person does not beneficially own any shares of the Issuer’s Common Stock.

(2)

Based on 25,063,615 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2012, filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2013.

CUSIP NO. 29788A104	13 G	Page 6 of 11

1	NAME OF REPORTING PERSONS David Kronfeld I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,475,387 shares, of which 1,357,424 are directly owned by JK&B and 117,963 are directly owned by JK&B QIP. JK&B Management, the general partner of both JK&B and JK&B QIP, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,475,387 shares, of which 1,357,424 are directly owned by JK&B and 117,963 are directly owned by JK&B QIP. JK&B Management, the general partner of both JK&B and JK&B QIP, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,387(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2012 and does not include the pro rata distributions of 1,357,424 shares of Common Stock by JK&B on January 22, 2013 (the “JK&B Distribution”) and 117,963 shares of Common Stock by JK&B QIP on January 22, 2013 (the “JK&B QIP Distribution” and together with the JK&B Distribution, the “Distributions”). Following the Distributions, the Reporting Person does not beneficially own any shares of the Issuer’s Common Stock.

(2)

Based on 25,063,615 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2012, filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2013.

CUSIP NO. 29788A104	13 G	Page 7 of 11

ITEM 1(A).	NAME OF ISSUER.

E2open, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

4100 East Third Avenue, Suite 400

Foster City, CA 94404

ITEM 2(A).	NAME OF PERSON FILING.

This Statement is filed by JK&B Capital IV, L.P., a Delaware limited partnership (“JK&B”), JK&B Capital IV QIP, L.P., a Delaware limited partnership (“JK&B QIP”), JK&B Management IV, L.P., a Delaware limited partnership (“JK&B Management”), JK&B Capital IV, L.L.C., a Delaware limited liability company (“JK&B Capital”), and David Kronfeld (“Kronfeld”). The foregoing entites and individual are collectively referred to as the “Reporting Persons.”

JK&B Management, the general partner of JK&B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JK&B and JK&B QIP. JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JK&B and JK&B QIP. Kronfeld is the managing member of JK&B Capital and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JK&B and JK&B QIP.

ITEM 2(B).	ADDRESS OF PRINCIPAL PLACE OF BUSINESS OFFICE.

The address for each of the Reporting Persons is:

c/o JK&B Capital

Two Prudential Plaza

180 N. Stetson Avenue

Suite 4500

Chicago, IL 60601 USA

ITEM 2(C)	CITIZENSHIP.

JK&B, JK&B QIP and JK&B Management are Delaware limited partnerships. JK&B Capital is a Delaware limited liability company. Kronfeld is a United States citizen.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES.

Common Stock, par value $0.001 per share.

ITEM 2(E)	CUSIP NUMBER.

269788A104

ITEM 3.	Not applicable.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 29788A104	13 G	Page 8 of 11

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP NO. 29788A104	13 G	Page 9 of 11

ITEM 10.	CERTIFICATIONS.

Not applicable.

CUSIP NO. 29788A104	13 G	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

JK&B Capital IV, L.P.	/s/ Nancy O’Leary
By: JK&B Management IV, L.P.,	Nancy O’Leary
Its General Partner	Attorney-In Fact
By: JK&B Capital IV, L.L.C.,
Its General Partner

JK&B Capital IV QIP, L.P.	/s/ Nancy O’Leary
By: JK&B Management IV, L.P.,	Nancy O’Leary
Its General Partner	Attorney-In-Fact
By: JK&B Capital IV, L.L.C.,
Its General Partner

JK&B Management IV, L.P.	/s/ Nancy O’Leary
By: JK&B Capital IV, L.L.C.,	Nancy O’Leary
Its General Partner	Attorney-In-Fact

JK&B Capital IV, L.L.C.	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-In-Fact

David Kronfeld	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-In-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 29788A104	13 G	Page 11 of 11

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of E2open, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2013

JK&B Capital IV, L.P.	/s/ Nancy O’Leary
By: JK&B Management IV, L.P.,	Signature
Its General Partner
By: JK&B Capital IV, L.L.C.,	Nancy O’Leary
Its General Partner	Attorney-In-Fact

JK&B Capital IV QIP, L.P.	/s/ Nancy O’Leary
By: JK&B Management IV, L.P.,	Signature
Its General Partner
By: JK&B Capital IV, L.L.C.,	Nancy O’Leary
Its General Partner	Attorney-In-Fact

JK&B Management IV, L.P.	/s/ Nancy O’Leary
By: JK&B Capital IV, L.L.C.,	Nancy O’Leary
Its General Partner	Attorney-In-Fact

JK&B Capital IV, L.L.C.	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-In-Fact

David Kronfeld	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-In-Fact